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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE TO/A
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

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                        Splash Technology Holdings, Inc.
                           (Name of Subject Company)

                          Vancouver Acquisition Corp.
                         Electronics For Imaging, Inc.
           (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                    Common stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   848623104
                     (CUSIP Number of Class of Securities)

                                James Etheridge
                                General Counsel
                         Electronics For Imaging, Inc.
                                303 Velocity Way
                         Foster City, California  94404
                                 (650) 286-8385
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                  Communications on Behalf of filing persons)

                                    Copy to:

                             Richard S. Chernicoff
                        Brobeck, Phleger & Harrison LLP
                             550 South Hope Street
                         Los Angeles, California  90071
                                 (213) 489-4060

                           CALCULATION OF FILING FEE

        Transaction Valuation*                  Amount of Filing Fee**

            $154,124,900                                $30,825

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*    Estimated for purposes of calculating the amount of the filing fee only.
     Calculated by multiplying $10.00, the per share tender offer price, by 15,412,490, the sum of the 14,614,038 shares of common stock outstanding as of September 11, 2000 sought in the offer and the 798,452 shares of common stock subject to options that were vested as of September 11, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** Paid previously in connection with the filing of the Schedule TO on September 14, 2000.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:         $30,825
     Filing Party:                   Electronics For Imaging, Inc. and
                                     Vancouver Acquisition Corp.
     Form or Registration No.:       Schedule TO
     Date Filed:                     September 14, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[X]  Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on September 14, 2000, by Vancouver Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Electronics For Imaging, Inc., a Delaware corporation ("EFI"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of Splash Technology Holdings, Inc., a Delaware corporation ("Splash"), at a purchase price of $10.00 per share, net to seller, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase, dated September 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1) and Exhibit (a)(2) respectively. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated herein by reference in response to all the items on this Schedule TO, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO. All amendments and supplements listed below amend and supplement the Offer to Purchase and the Schedule TO.

Items 8 and 11.

     Items 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following information:

     On October 24, 2000, EFI and Splash issued a press release announcing that Purchaser had accepted for purchase and payment an additional 2,220,325 shares, including 195,278 shares subject to guaranteed deliveries, which were validly tendered during the subsequent offering period which expired at 5:00 p.m. New York City time on Monday, October 23, 2000. When combined with the shares previously accepted, Purchaser beneficially owns approximately 93.2% of issued and outstanding shares of common stock of Splash.

     EFI also announced the subsequent consummation of the merger of Purchaser with and into Splash, pursuant to the Agreement and Plan of Merger, dated as of August 30, 2000, as amended, by and among EFI, Splash and Purchaser. At the effective time of the Merger, each issued and outstanding share of stock of Splash was converted into the right to receive the same consideration per share as was paid to stockholders who tendered shares in the offer or, if the holder of such share exercises appraisal rights, the consideration determined in accordance with Section 262 of the General Corporation Law of the State of Delaware. A copy of the joint press release is filed as exhibit (a)(11) hereto and is hereby incorporated by reference.

Item 12.   Materials to be filed as Exhibits.

           Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

           (a)(11) Joint Press Release issued by EFI and Splash on October 24, 2000.


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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2000               Vancouver Acquisition Corp.

                                       By:  /s/ Guy Gecht
                                            ------------------------------------
                                            Name:   Guy Gecht
                                            Title:  President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2000               Electronics For Imaging, Inc.

                                       By:  /s/ Guy Gecht
                                            ------------------------------------
                                            Name:   Guy Gecht
                                            Title:  Chief Executive Officer

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                                 EXHIBIT INDEX


(a)(1)     Offer to Purchase, dated September 14, 2000.*

(a)(2)     Form of Letter of Transmittal.*

(a)(3)     Form of Notice of Guaranteed Delivery.*

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees to Clients.*

(a)(6)     Form of Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.*

(a)(7)     Summary Advertisement as published in The Wall Street Journal on
           September 14, 2000.*

(a)(8)     Joint Press Release issued by EFI and Splash on August 31, 2000.**

(a)(9)     Joint Press Release issued by EFI and Splash on October 11, 2000.***

(a)(10)    Joint Press Release issued by EFI and Splash on October 16, 2000.****

(a)(11)    Joint Press Release issued by EFI and Splash on October 24, 2000.

(b)        None.

(c)        None.

(d)(1) Agreement and Plan of Merger, dated as of August 30, 2000, by and among EFI, Purchaser and Splash.*

(d)(2)     Confidentiality Agreement, dated August 9, 2000, by and between
           EFI and Splash.*

(d)(3) Exclusivity Agreement, dated August 26, 2000, by and between EFI and Splash.*

(d)(4) Tender and Voting Agreement, dated as of August 30, 2000, by and among EFI, Purchaser, Splash and Kevin K. Macgillivray, John Ritchie,
           David Emmett, Sally Cabbell, Mark Hill, Peter Y. Chung, Charles W.
           Berger, Jan L. Gullet and Harold L. Covert.*

(d)(5)     Amendment No. 1, dated as of October 19, 2000, to the Agreement and
           Plan of Merger, dated as of August 30, 2000, by and among EFI, Purchaser and Splash.*****

(g)        None.

(h)        None.

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*          Incorporated by reference from EFI's Schedule TO-T filed with the
           Commission on September 14, 2000.
** Incorporated by reference from EFI's Schedule TO-C filed with the Commission on August 31, 2000.
*** Incorporated by reference from EFI's Amendment No. 1 to its Schedule TO-T filed with the Commission on October 11, 2000.
**** Incorporated by reference from EFI's Amendment No. 2 to its Schedule TO-T filed with the Commission on October 16, 2000.
***** Incorporated by reference from EFI's Amendment No. 3 to its Schedule TO-T filed with the Commission on October 20, 2000.

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